FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
08/12/99                                     Vice President-Investor Relations
                                             214/978-2691


                 HALLIBURTON RECEIVES OFFERS FROM INGERSOLL-RAND

         DALLAS, Texas -- Halliburton`s (NYSE:HAL) subsidiary, Dresser Industries Inc., has received offers from Ingersoll-Rand Company (NYSE:IR) to sell its interests in two joint ventures to Dresser. The offers were made pursuant to the governing agreements of the Dresser-Rand joint venture (D-R) and the Ingersoll-Dresser Pump joint venture (IDP). Currently Dresser owns 51% of D-R and 49% of IDP. Ingersoll-Rand owns 49% of D-R and 51% of IDP.
         Under the governing agreements Dresser has two elections. In the case of D-R, Dresser must purchase Ingersoll-Rand's interest in D-R or sell its D-R interest to Ingersoll-Rand. Similarly, in the case of IDP, Dresser must purchase Ingersoll-Rand's interest in IDP or sell its IDP interest to Ingersoll-Rand.
         Halliburton is currently analyzing all relevant factors, but has not decided what action it will take in response to these two offers. It has until October 5, 1999 to make elections. Any purchase or sale transaction will be completed within 90 days following an election.
         The sale prices for these joint venture interests will vary, depending upon whether a sale or purchase is made by Dresser or Ingersoll-Rand, given the difference in their ownership shares. After taking into account the repayment of amounts owed to the joint ventures by Dresser and Ingersoll-Rand at a closing,

                                     -more-



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Halliburton Company                         page 2


the net cash sale price for D-R will be approximately $535 million (for 49%) to $555 million (for 51%). Similarly, for IDP the net cash sale price will be approximately $370 million (for 49%) to $385 million (for 51%).
         D-R had revenues of $1,249 million for the year ended December 31, 1998, and $565 million for the six months ended June 30, 1999. IDP had revenues of $907 million for the year ended December 31, 1998 and $399 million for the six months ended June 30, 1999.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.
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